Exhibit 1.02

AUTODESK, INC.

Conflict Minerals Report for the Year Ended December 31, 2013
Introduction
This Conflict Minerals Report for Autodesk, Inc. (“Company,” “we,” or “our”) is filed as an exhibit to Form SD as required by Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2013.
The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as required by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products or products manufactured for them contain conflict minerals that are necessary to the functionality or production of their products (“Necessary Conflict Minerals”). Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold.
We are a world leading design software and services company, offering customers productive business solutions through powerful technology products and services. While the vast majority of our products and services are software-based, our Creative Finishing product group within our Media and Entertainment (“M&E”) segment sells a limited number of turnkey solutions for editing, finishing and visual effects design and color grading. These solutions can include our software loaded on PC-based workstations that are custom assembled based on the purchasers’ requested build. In these instances, we purchase components from third party manufacturers or distributors and then assemble the components into PC-based workstations. These turnkey solutions constitute a very small portion of our total business and are not material to our results of operations.
An independent private sector audit report has not been obtained relating to this Conflict Minerals Report because we are not required to obtain an audit report for this reporting period.
Reasonable Country of Origin Inquiry and Determination
We conducted a review of our products and found that small quantities of conflict minerals (tin, tantalum, tungsten and gold) are contained in a small number of the PC-based workstations sold by our Creative Finishing product group within our M&E segment. Therefore, for the reporting period from January 1 to December 31, 2013, we conducted a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the necessary conflict minerals contained in our products originated or may have originated in a Covered Country (as defined below) or come from recycled or scrap sources. “Necessary conflict minerals” are conflict minerals that are necessary to the functionality or production of products that we manufacture or that we contract with others to manufacture for us. A “Covered Country” is the Democratic Republic of the Congo or an adjoining country.

The supply chain for our M&E hardware products is complex, and there are many indirect suppliers in the supply chain between us and the mines or locations of origin of our necessary conflict minerals. We do not purchase any conflict minerals directly from miners, smelters or refiners. Therefore, we must rely on our direct and indirect suppliers to provide information about the origin of the conflict minerals in our products.
To conduct our RCOI, we engaged with all of our direct M&E hardware product suppliers. We made inquiries to those suppliers about the country of origin of those necessary conflict minerals and the smelters or refiners that processed those conflict minerals. In our supplier engagement, we provided information and offered assistance about the specifics of the SEC’s conflict minerals rule. We then used the EICC-GeSI Conflict Minerals Reporting Template (“EICC-GeSI Template”) to request information from the suppliers about their supply chain and to gather information about the country of origin of our necessary conflict minerals. We followed up with the suppliers who were non-responsive and with those that provided incomplete or inconsistent responses.
As a result of our RCOI, we concluded that we have reason to believe that some of the necessary conflict minerals in certain M&E hardware products we manufactured originated or may have originated in a Covered Country and are not from recycled or scrap sources. Therefore, we conducted due diligence on the source and chain of custody of the necessary conflict minerals in those products.
Due Diligence
We conducted due diligence on the source and chain of custody of the necessary conflict minerals in our M&E hardware products and which, based on our RCOI, we had reason to believe originated or may have originated in a Covered Country.

1.	Design of Due Diligence
Our due diligence measures were designed based on the diligence framework set forth in The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (“OECD Guidance”) and the related Supplements on tin, tantalum and tungsten and for gold.

2.	Due Diligence Measures Performed
We performed the following due diligence measures:

(i)	Establish strong company management systems

a.
We established a working group for conflict minerals compliance, which consists of individuals from within the Company to develop and implement our supply chain due diligence. This working group led our conflict minerals compliance efforts.

b.	We allocated the responsibility for conducting the due diligence procedures to individuals within the working group based on role and function.

c.	We requested that our suppliers cooperate with our efforts to identify the source and chain of custody of the necessary conflict minerals by responding to our EICC-GeSI Template.

(ii)	Identify and assess risks in the supply chain

a.	We surveyed all of our direct suppliers of our M&E hardware product components in calendar 2013.

b.	We requested that those suppliers respond to our EICC-GeSI Template.

c.
We received responses from over 90% of those suppliers surveyed. We reviewed and analyzed the responses from the suppliers and determined which required further engagement to address responses that were inconsistent or incomplete.

d.
The responses we received from suppliers varied with approximately half at a product level and approximately half at a company level. We were able to identify some, but not all, of the smelters and refiners in our supply chains. We used the Conflict-Free Smelter Program (“CFSP”) initiated by the Conflict Free Sourcing Initiative of the Electronic Industry Citizenship Coalition (“EICC”) to verify whether those smelters and refiners were certified as “conflict-free” smelters and refiners.

(iii)	Design and implement a strategy to respond to identified risks

a.	Our working group assessed the risks in the M&E hardware product supply chain. The following actions were among those used to mitigate the risks in those supply chains:

•	Following up with suppliers who did not respond to the survey to cause them to submit the EICC-GeSI Template

•	Verifying the collected EICC-GeSI Templates and inquiring about any discrepancies in the answers provided

b.	Reported the status of the survey results and due diligence to our senior management.

c.	Commenced development of a risk management plan.

d.	Continued engagement in supplier communications.

(iv) Carry out independent third-party audit of smelter’s/refiner’s due diligence practices
We do not have direct relationships with smelters or refiners of conflict minerals. Therefore, we do not carry out audits of these facilities.
(v) Report annually on supply chain due diligence
This Conflict Minerals Report is available on our website at www. autodesk.com under “Investor Relations-Corporate Governance” and is filed with the SEC.
Results of Review
The results of our review are summarized below:
1. Efforts to determine the conflict minerals’ mine or location of origin
Through our due diligence, we requested that our M&E hardware product suppliers complete the EICC-GeSI Template which requests information about the source and smelter/refiner of the conflict minerals contained in the products provided to us. We determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary conflict minerals is to seek information from our direct suppliers about the smelters and refiners in our M&E hardware product supply chain and to request they ask their own suppliers for this information.
2. Smelters or refiners
As a result of our due diligence, we collected information from our M&E hardware product suppliers about some but not all of the smelters and refiners that process our necessary conflict minerals. Approximately half of the suppliers from which we requested information indicated that their responses were at a company level. The others provided information at a product level. Some of them identified smelters and refiners that indicate that they source at least some of their conflict minerals in Covered

Countries, and some of those smelters are on the CSFI’s list of certified smelters. However, based on the information we received from our suppliers, we were unable to confirm that the conflict minerals in products sold to us were processed by any particular smelter or refiner.
3. Countries of origin of our necessary conflict minerals
In response to our due diligence efforts, some of our suppliers named countries of origin of the conflict minerals in their supply chain. However, they were not able to tell us that the products sold to us contained conflict minerals from a particular country. Therefore, despite our due diligence efforts and engagement with our suppliers, we do not have sufficient information to determine the countries of origin of the necessary conflict minerals in our products.
4. Conclusions
As a result of our due diligence, on the source and chain of custody of our necessary conflict minerals, we determined that some of those necessary conflict minerals originated or may have originated from a Covered Country, but we were not able to obtain all the information necessary to track the source and chain of custody of our necessary conflict minerals.
Steps to be taken to mitigate risk
In order to mitigate the risk about the sourcing of our conflict minerals, we have identified the following steps intended to improve the due diligence that we conduct:

•
Continue to engage with our direct M&E hardware product suppliers and encourage them to obtain responses from their suppliers in order to provide the detailed information we need to comply with our reporting requirements.

•
As we enter into new M&E hardware product supply contracts or renew them, to the extent possible, attempt to add conflict minerals provisions that require our suppliers to provide information about conflict minerals in the products they provide to us.

•	Continue to engage with our direct M&E hardware product suppliers to provide education about conflict minerals to improve the content of the responses from our suppliers.

•	Continue to engage with additional suppliers and obtain responses from all of our direct M&E hardware product suppliers that provide products or materials that could contain conflict minerals.

Forward-Looking Statements
This Conflict Minerals Report contains forward-looking statements. These statements include statements regarding our goals for future improvements to our due diligence process and to mitigate the risk about the sourcing of our conflict minerals. All forward-looking statements involve risk and uncertainty. When considering these statements, you should also consider the important factors described in reports and documents that we file from time to time with the SEC, including the factors described under the sections titled “Risk Factors” in our most recently submitted Annual and Quarterly Reports on Forms 10-K and 10-Q, respectively. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.